[Millennium Cell Letterhead]

July 7, 2005

CONFIDENTIAL

Ms. Angela Crane
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 6010
450 Fifth Street, N.W.
Washington, D.C. 20549

Millennium Cell Inc.--
Annual Report on Form 10-K for the fiscal year ended December 31, 2004; and
Current Report on Form 8-K filed on May 2, 2005

Dear Ms. Crane:

We are writing in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter to Millennium Cell Inc., a Delaware corporation (the “Company”), dated June 28, 2005 (the “Comment Letter”), regarding the above-referenced periodic reports. For the convenience of the Staff, we have restated the contents of the Comment Letter and responded to the comments in the order set forth therein.

Form 10-K for the year ended December 31, 2004

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 9

1.
We see that you have elected to present stock based compensation expense as a separate line item on the face of the income statement. In view of the relative significance of this item, please expand you discussions of the various expense categories to also discuss variances in line items inclusive of related stock compensation charges in future filings.

Response: The Company notes the Staff’s comment and will draft future filings to include an expanded discussion in more detail of the stock based compensation expense categories, including a discussion regarding variances in line items inclusive of related stock compensation charges.

Item 9-A - Controls and Procedures, page 17

2.
We note that your certifying officers disclose their conclusions as to the effectiveness of your disclosure controls and procedures “within 90 days prior to the filing date of this annual report.” However, Item 307 of Regulation S-K requires that your certifying officers disclose their conclusions regarding the effectiveness of your disclosure controls and procedures “as of the end of the period covered by the report.” Please revise future filings accordingly.

Response: The Company notes the Staff’s comment and in future periodic report filings will cause its certifying officers to disclose their conclusions as to the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by the applicable report.

Consolidated Statements of Operations, page F-4

3.
We note you present stock based compensation expense as a separate line item on the face of your statement of operations. Revise to disclose how it is allocated to other line items right on the face of the statement. This can be done by parenthetically noting with the appropriate line item, like G&A, the amount of stock compensation charge that is excluded because it’s presented as a separate line item. Similar disclosures should accompany your Selected Financial Data presentation on page 9.

Response: The Company notes the Staff’s comment and in future filings, the Company will note the amount allocated to each department.

4.
As a related matter, we assume that none of the stock compensation charge would be allocated to cost of goods sold. If our assumption is not correct, the portion of the charge should be reclassified to the cost of sales section of the income statement. We will not object if you wish to break it out as a separate line item within that section. Please advise or revise in future filings.

Response: Management has determined that none of the Company’s stock compensation charges are required to be allocated to cost of goods sold.

5.	Please revise future filings to show all equity issuances since inception as required by paragraph 11(d) of SFAS 7. Please disclose the following for each issuance:

  The date and number of shares of stock or other equity securities issued for cash or other consideration;
  The dollar amounts assigned to the consideration received; and
  The basis for assigning amounts to any non-cash consideration received.
Response: The Company notes the Staff’s comment and the Company will draft future filings in a manner that discloses the requested information for all equity issuances since inception.

Form 8-K filed May 2, 2005

6.
We note that you present several non-GAAP measures, including “loss from operations - adjusted,” “net loss - adjusted” and “net loss per share - adjusted,” which have not been described to investors. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (c)(1)(i) of Item 10 of Regulation S-K. Please revise your Form 8-K in future periods to include a discussion, in sufficient detail, of the following for each non-GAAP measure:

•	The substantive reasons why management believes each non-GAAP measure provides useful information to investors;
•	The specific manner in which management uses each non-GAAP measure to conduct or evaluate its business;
•	The economic substance behind management’s decision to use each measure; and
•
The material limitations associated with the use of each non-GAAP measure as compared to the use of the most directly comparable GAAP measure and the manner in which management compensates for these limitations when using the non-GAAP measure.

Response: The Company notes the Staff’s comment and the Company will draft future filings to include the requested information in instances in which the Company is disclosing non-GAAP measures.

In addition, please note that the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings; that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

          Please do not hesitate to contact me ((732) 542-4000) should you wish to discuss any matter further.

Very truly yours,

/s/ John D. Giolli, CPA
Chief Financial Officer

Copies to:

Mr. Eric Atallah
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 6010
450 Fifth Street, N.W.
Washington, D.C. 20549